FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 11/4/2014

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing third quarter and first nine months of 2014 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By: /s/ Daniel Novegil
Name: Pablo Brizzio	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: November 4, 2014

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Third Quarter and First Nine Months of 2014 Results

Luxembourg, November 4, 2014 – Ternium S.A. (NYSE: TX) today announced its results for the third quarter and first nine months ended September 30, 2014.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of Third Quarter 2014 Results

	3Q 2014	2Q 2014		3Q 2013

Steel Shipments (tons)	2,335,000	2,357,000	-1%	2,302,000	1%
Iron Ore Shipments (tons)	1,006,000	944,000	7%	930,000	8%
Net Sales (USD million)	2,218.3	2,203.7	1%	2,143.8	3%
Operating Income (USD million)	314.5	231.3	36%	266.1	18%
EBITDA[1] (USD million)	423.0	330.1	28%	358.4	18%
EBITDA per Ton[2] (USD)	181.1	140.1		155.7
EBITDA Margin (% of net sales)	19.1%	15.0%		16.7%
Net Income (USD million)	160.2	180.3		136.0
Equity Holders' Net Income (USD million)	111.7	129.1		97.8
Earnings per ADS (USD)	0.57	0.66		0.50

•         EBITDA of USD423.0 million in the third quarter 2014, a 28% increase compared to the second quarter 2014. EBITDA in the third quarter 2014 included a non-recurring gain of USD57.5 million related to income recognition on an insurance recovery in Ternium’s Argentine subsidiary Siderar.

•         Excluding the insurance recovery gain, EBITDA per ton increased to USD157 in the third quarter 2014, and EBITDA margin to 16%.

  Earnings per American Depositary Share (ADS)3 of USD0.57 in the third quarter 2014, a decrease of USD0.09 per ADS compared to the second quarter 2014 mainly due to higher income tax expense, partially offset by higher operating income.
  Capital expenditures of USD94.8 million in the third quarter 2014, down from USD136.4 million in the second quarter 2014.
  Net debt position of USD1.7 billion at the end of September 2014, down from USD2.0 billion at the end of June 2014.

1 EBITDA in the third quarter 2014 equals operating income of USD314.5 million adjusted to exclude depreciation and amortization of USD108.5 million.

2 Consolidated EBITDA divided by steel shipments.

3 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Ternium’s operating income in the third quarter 2014 was USD314.5 million, USD83.2 million higher than in the second quarter 2014 mainly as a result of USD57.5 million income recognition on insurance recovery in connection with damages in a blast furnace and coking batteries in Argentina during 2012 and higher operating margin4.  Operating margin increased sequentially mainly as a result of USD15 higher steel revenue per ton and relatively stable steel operating cost per ton5. Steel revenue per ton increased in Ternium’s main steel markets reflecting higher steel prices and a better product mix.

Compared to the third quarter 2013, the company’s operating income in the third quarter 2014 increased by USD48.5 million, mainly as a result of USD45.8 million higher gain on insurance recovery (USD57.5 million in the third quarter 2014 and USD11.7 million in the third quarter 2013). Operating margin remained relatively stable, as a USD17 increase in steel revenue per ton was offset by a USD19 increase in steel operating cost per ton. Steel revenue per ton was higher in Mexico and Other Markets, and lower in the Southern Region reflecting changes in steel prices and a better product mix. Operating cost per ton increased mainly due to higher purchased slabs and energy costs, partially offset by lower raw material costs.

Net income in the third quarter 2014 was USD160.2 million, a decrease of USD20.1 million compared to net income in the second quarter 2014 mainly due to higher income tax expense, partially offset by the above-mentioned higher operating income. Income tax expense in the second quarter 2014 included a non-recurring tax gain related to a non-cash reduction of deferred tax liabilities at one of Ternium’s subsidiaries.

Relative to the prior-year period, net income in the third quarter 2014 increased by USD24.2 million, mainly due to the above mentioned higher gain on insurance recovery, partially offset by higher income tax expense reflecting increased operating income.

4 Operating margin is equal to revenue per ton less operating cost per ton.

5 Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

Summary of First Nine Months of 2014 Results

	9M 2014	9M 2013

Steel Shipments (tons)	7,027,000	6,756,000	4%
Iron Ore Shipments (tons)	2,835,000	3,249,000	-13%
Net Sales (USD million)	6,571.5	6,414.0	2%
Operating Income (USD million)	864.9	813.9	6%
EBITDA (USD million)	1,170.1	1,096.5	7%
EBITDA per Ton (USD)	166.5	162.3
EBITDA Margin (% of net sales)	17.8%	17.1%
Net Income (USD million)	528.7	421.9
Equity Holders' Net Income (USD million)	390.8	329.8
Earnings per ADS (USD)	1.99	1.68

•         EBITDA6 of USD1.2 billion in the first nine months of 2014, 7% higher than EBITDA in the first nine months of 2013 due to slightly higher steel shipments and EBITDA per ton.

  Earnings per ADS7 of USD1.99 in the first nine months of 2014, USD0.31 higher than in the first nine months of 2013 due to higher operating income, lower net financial expenses, lower losses from Usiminas and lower income tax expense.
  Capital expenditures of USD334.8 million in the first nine months of 2014, 54% lower than capital expenditures of USD725.1 million in the first nine months of 2013.

Operating income in the first nine months of 2014 was USD864.9 million, USD51.0 million higher than operating income in the first nine months of 2013. Operating income in the first nine months of 2014 included a USD45.8 million higher income recognition on insurance recovery. Steel shipments increased by 497,000 tons year-over-year in Mexico, and decreased a combined 225,000 tons in the Southern Region and Other Markets. Operating margin remained relatively stable reflecting USD8 lower steel revenue per ton partially offset by USD6 lower steel operating cost per ton. A decrease in steel revenue per ton in the Southern Region was mostly offset by higher steel revenue per ton in Mexico and Other Markets. The decrease in operating cost per ton was mainly due to lower raw material costs partially offset by higher purchased slabs and energy costs.

Net income in the first nine months of 2014 was USD528.7 million, USD106.9 million higher than net income in the first nine months of 2013 mainly as a result of the above mentioned increase in operating income, lower net financial expenses, better results from the Usiminas investment and lower income tax expense.

6 EBITDA in the first nine months of 2014 equals operating income of USD864.9 million adjusted to exclude depreciation and amortization of USD305.2 million.

7 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Outlook

Ternium expects to maintain in the fourth quarter 2014 the strong shipment levels and operating margin performance it has achieved over the first nine months of 2014.

Demand for steel products in the U.S. and Mexican markets remains at healthy levels, sustained mainly by the continued expansion of manufacturing activity in both countries. Ternium has been able to capitalize on this positive trend during 2014 through an increased commercial effort and focus on high value-added products, which have enabled a 16% increase in sales in the Mexican market year-over-year.

In the Southern Region, Ternium expects the performance of the Argentine construction and industrial sectors to be stable relative to the average of the first nine months of 2014.  This continuing trend should translate into a moderate year-over-year contraction of steel shipments in this region for 2014 compared to 2013.

The company anticipates slightly higher shipments in the fourth quarter 2014 compared to the third quarter 2014 mainly as a result of the ramp-up of its new facilities in Mexico in a seasonally weaker quarter for this country. Excluding the effect of a non-recurring insurance recovery gain in the third quarter 2014, Ternium expects relatively stable operating income in the fourth quarter 2014, reflecting slightly lower steel prices and costs in the context of lower raw material and purchased slab prices.

Analysis of Third Quarter 2014 Results

Net income attributable to Ternium’s equity holders in the third quarter 2014 was USD111.7 million, compared to net income of USD97.8 million in the third quarter 2013. Including non-controlling interest, net income for the third quarter 2014 was USD160.2 million, USD24.2 million higher in comparison to the third quarter 2013. Earnings per ADS in the third quarter 2014 were USD0.57 compared to Earnings per ADS of USD0.50 in the third quarter 2013.

Net sales in the third quarter 2014 were USD2.2 billion, 3% higher than net sales in the third quarter 2013, mainly as a result of higher steel products net sales in Mexico, partially offset by lower steel product net sales in the Southern Region. The following table outlines Ternium’s consolidated net sales for the third quarter 2014 and third quarter 2013:

	Net Sales (million USD)
	3Q 2014	3Q 2013	Dif.
Mexico	1,219.2	1,057.1	15%
Southern Region	671.2	767.1	-12%
Other Markets	313.4	309.8	1%
Total steel products net sales	2,203.8	2,134.0	3%
Other products[1]	7.2	9.5	-24%
Steel segment net sales	2,211.0	2,143.5	3%

Mining segment net sales	82.2	74.7	10%
Intersegment eliminations	(74.9)	(74.4)
Net sales	2,218.3	2,143.8	3%

1   The item “Other products” primarily includes pig iron and pre-engineered metal building systems.

Cost of sales was USD1.8 billion in the third quarter 2014, an increase of USD80.5 million compared to the third quarter 2013. This was principally due to a USD57.5 million, or 4%, increase in raw material and consumables used, mainly reflecting a 1% increase in steel shipment volumes, higher purchased slabs costs and higher energy costs, partially offset by lower iron ore and coking coal costs; and USD23.0 million increase in other costs, including a USD16.2 million increase in depreciation of property, plant and equipment and amortization of intangible assets, a USD6.1 million increase in maintenance expenses and a USD3.9 million increase in labor cost.

Selling, General & Administrative (SG&A) expenses in the third quarter 2014 were USD206.2 million, or 9.3% of net sales, relatively stable compared to the third quarter 2013.

Other net operating income in the third quarter 2014 was USD62.1 million, higher than the USD11.3 million gain in the third quarter 2013. Other net operating income in the third quarter 2014 included a USD57.5 million income recognition on insurance recovery related to Ternium’s subsidiary Siderar.

Operating income in the third quarter 2014 was USD314.5 million, or 14.2% of net sales, compared to operating income of USD266.1 million, or 12.4% of net sales, in the third quarter 2013.  The following table outlines Ternium’s operating income by segment for the third quarter 2014 and third quarter 2013.

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	3Q 2014	3Q 2013	3Q 2014	3Q 2013	3Q 2014	3Q 2013	3Q 2014	3Q 2013
Net Sales	2,211.0	2,143.5	82.2	74.7	(74.9)	(74.4)	2,218.3	2,143.8
Cost of sales	(1,765.3)	(1,690.3)	(69.6)	(59.6)	75.1	70.7	(1,759.7)	(1,679.2)
SG&A expenses	(202.3)	(205.9)	(3.9)	(4.0)	-	-	(206.2)	(209.9)
Other operating income, net	61.8	11.2	0.3	0.1	-	-	62.1	11.3
Operating income (expense)	305.3	258.5	9.0	11.2	0.2	(3.7)	314.5	266.1

EBITDA	401.2	345.1	21.6	17.0	0.2	(3.7)	423.0	358.4

Steel reporting segment

The steel segment’s operating income was USD305.3 million in the third quarter 2014, an increase of USD46.8 million compared to the third quarter 2013, reflecting higher sales and an income recognition on insurance recoveries of USD57.5 million in the third quarter 2014, partially offset by higher operating cost.

Net sales of steel products in the third quarter 2014 increased 3% compared to the third quarter 2013, reflecting a 34,000 ton, or 1%, increase in shipments, mainly due to higher sales volume in Mexico, partially offset by lower sales volume in the Southern Region and in Others Markets.  Revenue per ton increased USD17, or 2%, mainly due to higher steel prices in Mexico and Other Markets and an overall better products mix, partially offset by lower steel prices in the Southern Region.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	3Q 2014	3Q 2013	Dif.	3Q 2014	3Q 2013	Dif.	3Q 2014	3Q 2013	Dif.
Mexico	1,219.2	1,057.1	15%	1,380.5	1,269.7	9%	883	833	6%
Southern Region	671.2	767.1	-12%	624.9	689.0	-9%	1,074	1,113	-4%
Other Markets	313.4	309.8	1%	330.0	343.0	-4%	950	903	5%

Total steel products	2,203.8	2,134.0	3%	2,335.4	2,301.8	1%	944	927	2%
Other products[1]	7.2	9.5	-24%

Steel segment	2,211.0	2,143.5	3%
[1] The item "Other products" primarily includes pig iron and pre-engineered metal building systems.

Operating cost increased 4% due to a 1% increase in shipment volumes and to a 2% increase in cost per ton in comparison to cost per ton in the third quarter 2013. The increase in cost per ton was mainly due to higher purchased slabs and energy costs, partially offset by lower iron ore and coking coal costs.

Mining reporting segment

The mining segment’s operating income was USD9.0 million in the third quarter 2014, a decrease of USD2.2 million compared to the third quarter 2013, mainly reflecting higher iron ore sales, partially offset by higher operating cost.

Net Sales of mining products in the third quarter 2014 were 10% higher than net sales in the third quarter 2013, mainly as a result of higher shipments. Shipments were 1.0 million tons, 8% higher than in the third quarter 2013 as a result of higher sales to third parties.

	Mining segment
	3Q 2014	3Q 2013	Dif.
Net Sales (million USD)	82.2	74.7	10%
Shipments (thousand tons)	1,006.6	930.0	8%
Revenue per ton (USD/ton)	82	80	2%

Operating cost increased 15% year-over-year, due to the above mentioned 8% increase in shipment volumes and a 7% increase in operating cost per ton.

EBITDA in the third quarter 2014 was USD423.0 million, or 19.1% of net sales, compared to USD358.4 million, or 16.7% of net sales, in the third quarter 2013.

Net financial results were a USD22.6 million loss in the third quarter 2014, compared to a USD25.8 million loss in the third quarter 2013. During the third quarter 2014, Ternium’s net interest results totaled a loss of USD31.1 million, compared with USD26.6 million in the third quarter 2013.

Equity in results of non-consolidated companies was a loss of USD9.0 million in the third quarter 2014, compared to a loss of USD0.9 million in the third quarter 2013, mainly due to a lower result of our investment in Usiminas.

Income tax expense in the third quarter 2014 was USD122.8 million, or 43% of income before income tax expense, compared with an income tax expense of USD103.3 million in the third quarter 2013, or 43% of income before income tax expense. Income tax expense in the third quarter 2014 included tax expenses related to an amendment of a previous period tax return in Mexico and the negative effect of the Mexican peso devaluation on the tax base used to calculate deferred tax at our Mexican subsidiaries, which have the US dollar as their functional currency. Income tax expense in the third quarter 2013 included losses related to the adjustment of deferred taxes in connection with the introduction of a new withholding tax on dividend distributions in Argentina.

Net gain attributable to non-controlling interest in the third quarter 2014 was USD48.5 million, compared to net gain of USD38.2 million in the same period in 2013, mainly due to a higher result attributable to non-controlling interest in Siderar.

Analysis of First Nine Months of 2014 Results

Net income attributable to Ternium’s equity holders in the first nine months of 2014 was USD390.8 million, compared to net income of USD329.8 million in the first nine months of 2013. Including non-controlling interest, net income for the first nine months of 2014 was USD528.7 million, compared to net income of USD421.9 million in the first nine months of 2013. Earnings per ADS in the first nine months of 2014 were USD1.99, compared to earnings of USD1.68 in the first nine months of 2013.

Net sales in the first nine months of 2014 were USD6.6 billion, 2% higher than net sales in the first nine months of 2013, mainly as a result of higher steel products sales in Mexico, partially offset by lower steel products sales in the Southern Region and Other Markets, and lower iron ore sales to third parties. The following table shows Ternium’s consolidated net sales for the first nine months of 2014 and 2013:

	Net Sales (million USD)
	9M 2014	9M 2013	Dif.
Mexico	3,648.2	3,150.0	16%
Southern Region	1,974.6	2,197.7	-10%
Other Markets	901.9	980.6	-8%
Total steel products net sales	6,524.7	6,328.2	3%
Other products[1]	26.1	23.0	13%
Steel segment net sales	6,550.8	6,351.3	3%

Mining segment net sales	241.8	276.3	-13%
Intersegment eliminations	(221.1)	(213.6)
Net sales	6,571.5	6,414.0	2%

1   The item “Other products” primarily includes pig iron and pre-engineered metal building systems.

Cost of sales was USD5.2 billion in the first nine months of 2014, an increase of USD170.0 million compared to the first nine months of 2013. This was principally due to a USD108.5 million, or 3%, increase in raw material and consumables used, mainly reflecting a 4% increase in steel shipment volumes, higher purchased slabs costs and higher energy costs, partially offset by lower iron ore and coking coal costs; and a USD61.6 million increase in other costs, including a USD38.4 million increase in maintenance expenses, a USD22.8 million increase in depreciation of property, plant and equipment and amortization of intangible assets and a USD3.8 million increase in services and fees.

Selling, General & Administrative (SG&A) expenses in the first nine months of 2014 were USD614.8 million, or 9.4% of net sales, a decrease of USD18.1 million compared to SG&A in the first nine months of 2013, mainly as a result of lower freight and transportation expenses, and lower taxes and contributions (other than income tax).

Other net operating income in the first nine months of 2014 was USD68.3 million, which was higher than the USD22.8 million gain in the first nine months of 2013. Other net operating income in the first nine months of 2014 included a USD57.5 million income recognition on insurance recovery.

Operating income in the first nine months of 2014 was USD864.9 million, or 13.2% of net sales, compared to operating income of USD813.9 million, or 12.7% of net sales, in the first nine months of 2013. The following table shows Ternium’s operating income by segment for the first nine months of 2014 and 2013.

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	9M 2014	9M 2013	9M 2014	9M 2013	9M 2014	9M 2013	9M 2014	9M 2013
Net Sales	6,550.8	6,351.3	241.8	276.3	(221.1)	(213.6)	6,571.5	6,414.0
Cost of sales	(5,193.4)	(4,998.9)	(187.4)	(201.9)	220.7	210.7	(5,160.1)	(4,990.1)
SG&A expenses	(603.0)	(614.8)	(11.7)	(18.1)	-	-	(614.8)	(632.9)
Other operating income , net	67.4	22.7	0.8	0.1	-	-	68.3	22.8
Operating income (expense)	821.9	760.3	43.4	56.5	(0.4)	(2.9)	864.9	813.9

EBITDA	1,095.4	1,021.7	75.1	77.7	(0.4)	(2.9)	1,170.1	1,096.5

Steel reporting segment

The steel segment’s operating income was USD821.9 million in the first nine months of 2014, an increase of USD61.5 million compared to the first nine months of 2013, reflecting higher sales and an income recognition on insurance recoveries of USD57.5 million, partially offset by higher operating cost.

Net sales of steel products in the first nine months of 2014 increased 3% compared to the first nine months of 2013, reflecting an increase in shipments partially offset by a decrease in revenue per ton. Shipments increased 271,000 tons, or 4%, compared to the first nine months of 2013, mainly due to higher sales volume in Mexico partially offset by lower sales volume in the Southern Region and Other Markets. Revenue per ton decreased USD8, mainly due to lower steel prices in the Southern Region partially offset by higher steel prices in Mexico and Others Markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	9M 2014	9M 2013	Dif.	9M 2014	9M 2013	Dif.	9M 2014	9M 2013	Dif.
Mexico	3,648.2	3,150.0	16%	4,206.8	3,710.3	13%	867	849	2%
Southern Region	1,974.6	2,197.7	-10%	1,870.0	1,960.3	-5%	1,056	1,121	-6%
Other Markets	901.9	980.6	-8%	950.5	1,085.4	-12%	949	903	5%

Total steel products	6,524.7	6,328.2	3%	7,027.4	6,756.1	4%	928	937	-1%
Other products[1]	26.1	23.0	13%
	4,207.8	4,207.8	-3%
Steel segment	6,550.8	6,351.3	3%
[1] Primarily includes pig iron and pre-engineered metal building systems.

Operating cost increased 3%, due to the above-mentioned 4% increase in shipment volumes partially offset by a 1% decrease in operating cost per ton. The decrease in operating cost per ton was mainly due to lower iron ore and coking coal costs partially offset by higher purchased slabs costs and energy costs.

Mining reporting segment

The mining segment’s operating income was USD43.4 million in the first nine months of 2014, a decrease of USD13.0 million compared to the first nine months of 2013 mainly reflecting lower iron ore sales, partially offset by lower operating cost.

Net Sales of mining products in the first nine months of 2014 were 13% lower than in the first nine months of 2013, reflecting lower shipments and stable revenue per ton. Shipments were 2.8 million tons, 13% lower than in the first nine months of 2013, mainly as a result of lower iron ore production at Peña Colorada.

	Mining segment
	9M 2014	9M 2013	Dif.
Net Sales (million USD)	241.8	276.3	-13%
Shipments (thousand tons)	2,835.3	3,248.9	-13%
Revenue per ton (USD/ton)	85	85	0%

Operating cost decreased 9% year-over-year, due to the above mentioned 13% decrease in shipment volumes, partially offset by a 4% increase in operating cost per ton.

EBITDA in the first nine months of 2014 was USD1.2 billion, or 17.8% of net sales, compared with USD1.1 billion, or 17.1% of net sales, in the first nine months of 2013.

Net financial results were a USD78.1 million loss in the first nine months of 2014, compared with a USD105.1 million loss in the first nine months of 2013.

During the first nine months of 2014, Ternium’s net interest results totaled a loss of USD77.8 million, compared to a loss of USD83.8 million in the first nine months of 2013, reflecting lower average indebtedness and weighted average interest rates.

Change in fair value of financial instruments included in net financial results in the first nine months of 2014 was a USD8.2 million gain, mainly related to results from changes in the fair value of financial assets, compared with a USD9.2 million loss in the first nine months of 2013.

Equity in results of non-consolidated companies was a loss of USD6.7 million in the first nine months of 2014, compared to a loss of USD27.1 million in the first nine months of 2013, mainly as a result of better results from Usiminas.

Income tax expense in the first nine months of 2014 was USD251.3 million, or 32% of income before income tax, compared with an income tax expense of USD259.9 million, or 38% of income before income tax, in the same period in 2013. Income tax expense in the first nine months of 2013 included losses related to the adjustment of deferred taxes in connection with the introduction of a new withholding tax on dividend distributions in Argentina.

Net gain attributable to non-controlling interest in the first nine months of 2014 was USD137.9 million, compared to a net gain of USD92.0 million in the same period in 2013, mainly due to a higher result attributable to non-controlling interest in Siderar.

Cash Flow and Liquidity

Net cash provided by operating activities in the first nine months of 2014 was USD297.5 million.  Working capital increased USD553.2 million in the first nine months of 2014 as a result of a USD411.8 million increase in inventories and an aggregate USD191.9 million increase in trade and other receivables, partially offset by an aggregate USD50.5 million net increase in accounts payable and other liabilities. Trade receivables increased as a result of higher sales volume.  Inventories increased in the first nine months of 2014 mainly reflecting higher inventory volumes in a context of ramped-up production, and higher costs of raw materials, goods in process and finished goods.  The above mentioned increase in working capital in the first nine months of 2014 included a negative non-cash effect of USD128.2 million reflecting variations in the exchange rates used by subsidiaries with functional currencies other than the U.S. dollar, mainly related to inventories.

Capital expenditures in the first nine months of 2014 were USD334.8 million, down from USD725.1 million in the first nine months of 2013. The main investments carried out during the period included, in Mexico, those made in the new cold rolling mill (Pesquería facility), in mining and iron ore reduction facilities and for the expansion of service center capacity and, in Argentina, those made for the expansion of specialty steel production capacity (including a new continuous caster in the steel shop, inaugurated during the first quarter) and for the expansion and enhancement of the coking facilities.

In the first nine months of 2014, Ternium had negative free cash flow of USD37.3 million8. The company’s net proceeds from borrowings in the first nine months of 2014 were USD200.1 million.  In addition, net dividends paid to shareholders were USD147.2 million and net dividends paid to minority shareholders were USD33.6 million. As of September 30, 2014, Ternium’s net debt position was USD1.7 billion9.

Net cash provided by operating activities in the third quarter 2014 was USD287.8 million.  Working capital increased by USD48.7 million in the third quarter 2014 as a result of a USD107.0 million increase in inventories, partially offset by an aggregate USD19.6 million decrease in trade and other receivables, and an aggregate USD38.8 million net increase in accounts payable and other liabilities. Inventories increased in the third quarter 2014 mainly reflecting higher volumes of raw materials and purchased steel, partially offset by lower costs of raw materials. Capital expenditures were USD94.8 million in the third quarter 2014, compared to USD217.5 million in the third quarter 2013.  Ternium’s free cash flow in the period was USD193.1 million10. In addition, in the third quarter 2014 Techgen paid back Ternium USD62.5 million on loans granted during the first half 2014.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

8   Free cash flow in the first nine months of 2014 equals net cash provided by operating activities of USD297.5 million less capital expenditures of USD334.8 million.

9   Net debt position at September 30, 2014 equals borrowings of USD2.1 billion less cash and equivalents plus other investments of USD0.4 billion.

10 Free cash flow in the third quarter 2014 equals net cash provided by operating activities of USD287.8 million less capital expenditures of USD94.8 million.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 10.9 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

USD million	3Q 2014	3Q 2013	9M 2014	9M 2013
	(Unaudited)		(Unaudited)
Net sales	2,218.3	2,143.8	6,571.5	6,414.0
Cost of sales	(1,759.7)	(1,679.2)	(5,160.1)	(4,990.1)
Gross profit	458.6	464.6	1,411.4	1,423.9
Selling, general and administrative expenses	(206.2)	(209.9)	(614.8)	(632.9)
Other operating income, net	62.1	11.3	68.3	22.8
Operating income	314.5	266.1	864.9	813.9

Interest expense	(34.2)	(29.6)	(87.0)	(93.4)
Interest income	3.1	3.0	9.3	9.6
Other financial income (expenses), net	8.5	0.8	(0.3)	(21.3)
Equity in losses of non-consolidated companies	(9.0)	(0.9)	(6.7)	(27.1)
Income before income tax expense	283.0	239.3	780.0	681.7
Income tax expense	(122.8)	(103.3)	(251.3)	(259.9)
Profit for the period	160.2	136.0	528.7	421.9

Attributable to:
Equity holders of the Company	111.7	97.8	390.8	329.8
Non-controlling interest	48.5	38.2	137.9	92.0
Profit for the period	160.2	136.0	528.7	421.9

Consolidated Statement of Financial Position

USD million	September 30, 2014	December 31, 2013
	(Unaudited)

Property, plant and equipment, net	4,481.6	4,708.9
Intangible assets, net	963.6	961.5
Investments in non-consolidated companies	1,308.3	1,375.2
Derivative financial instruments	-	1.5
Deferred tax assets	54.5	24.9
Receivables, net	43.2	79.4
Trade receivables, net	0.3	1.8
Total non-current assets	6,851.5	7,153.2

Receivables	169.2	112.4
Derivative financial instruments	0.9	-
Inventories, net	2,202.5	1,941.1
Trade receivables, net	811.1	671.5
Other investments	104.5	169.5
Cash and cash equivalents	343.5	307.2
Total current assets	3,631.7	3,201.7

Non-current assets classified as held for sale	17.2	17.8

Total assets	10,500.4	10,372.6

Capital and reserves attributable to the company's equity holders	5,373.1	5,340.0
Non-controlling interest	994.4	998.0

Total Equity	6,367.5	6,338.0

Provisions	11.1	14.0
Deferred tax liabilities	581.5	605.9
Other liabilities	364.2	345.4
Trade payables	12.8	15.2
Borrowings	1,034.4	1,204.9
Total non-current liabilities	2,004.0	2,185.4

Current income tax liabilities	71.5	92.0
Other liabilities	250.0	203.3
Trade payables	719.7	755.9
Derivative financial instruments	0.2	-
Borrowings	1,087.5	797.9
Total current liabilities	2,128.9	1,849.2

Total liabilities	4,132.9	4,034.6

Total equity and liabilities	10,500.4	10,372.6

Consolidated Statement of Cash Flows

USD million	3Q 2014	3Q 2013	9M 2014	9M 2013
	(Unaudited)		(Unaudited)

Profit for the period	160.2	136.0	528.7	421.9

Adjustments for:
Depreciation and amortization	108.5	92.3	305.2	282.6
Equity in losses of non-consolidated companies	9.0	0.9	6.7	27.1
Changes in provisions	0.5	(2.5)	1.7	5.5
Net foreign exchange results and others	7.5	32.3	33.0	56.4
Interest accruals less payments	2.2	(3.2)	4.7	(18.5)
Income tax accruals less payments	48.6	31.4	(29.4)	(53.8)
Changes in working capital	(48.7)	2.8	(553.2)	124.3

Net cash provided by operating activities	287.8	290.0	297.5	845.5

Capital expenditures	(94.8)	(217.5)	(334.8)	(725.1)
Proceeds from the sale of property, plant & equipment	0.4	0.6	1.1	1.6
Investment in non-consolidated companies	-	-	(3.0)	-
Acquisition of non-controlling interest	-	-	-	(0.9)
Recovery (Loans) to non-consolidated companies	62.5	-	-	-
Decrease (Increase) in Other Investments	3.7	(49.5)	64.6	6.6

Net cash used in investing activities	(28.2)	(266.5)	(272.1)	(717.9)

Dividends paid in cash to company's shareholders	-	-	(147.2)	(127.6)
Dividends paid in cash by subsidiary companies	-	-	(33.6)	(27.4)
Proceeds from borrowings	187.4	443.9	781.7	973.0
Repayments of borrowings	(332.9)	(528.1)	(581.5)	(1,190.9)

Net cash (used in) provided by financing activities	(145.5)	(84.2)	19.3	(373.0)

Increase (Decrease) in cash and cash equivalents	114.1	(60.7)	44.7	(245.4)

Shipments
Thousand tons	3Q 2014	3Q 2013	2Q 2014	9M 2014	9M 2013

Mexico	1,380.5	1,269.7	1,411.2	4,206.8	3,710.3
Southern Region	624.9	689.0	632.5	1,870.0	1,960.3
Other Markets	330.0	343.0	313.1	950.5	1,085.4
Total steel segment	2,335.4	2,301.8	2,356.8	7,027.4	6,756.1

Total mining segment	1,006.6	930.0	944.4	2,835.3	3,248.9

Revenue / ton
USD/ton	3Q 2014	3Q 2013	2Q 2014	9M 2014	9M 2013

Mexico	883	833	866	867	849
Southern Region	1,074	1,113	1,051	1,056	1,121
Other Markets	950	903	964	949	903
Total steel segment	944	927	929	928	937

Total mining segment	82	80	88	85	85

Net Sales
USD million	3Q 2014	3Q 2013	2Q 2014	9M 2014	9M 2013

Mexico	1,219.2	1,057.1	1,222.0	3,648.2	3,150.0
Southern Region	671.2	767.1	664.8	1,974.6	2,197.7
Other Markets	313.4	309.8	301.7	901.9	980.6
Total steel products	2,203.8	2,134.0	2,188.5	6,524.7	6,328.2
Other products[1]	7.2	9.5	13.6	26.1	23.0
Total steel segment	2,211.0	2,143.5	2,202.1	6,550.8	6,351.3

Total mining segment	82.2	74.7	83.3	241.8	276.3

Total steel and mining segments	2,293.3	2,218.2	2,285.4	6,792.6	6,627.6

Intersegment eliminations	(74.9)	(74.4)	(81.7)	(221.1)	(213.6)

Total net sales	2,218.3	2,143.8	2,203.7	6,571.5	6,414.0

1   The item “Other products” primarily includes pig iron and pre-engineered metal building systems.